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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 001-15837

                             CUSIP NUMBER 981558102

                                  (Check One):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: September 30, 2001

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 -- REGISTRANT INFORMATION

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         Full Name of Registrant
         Former Name if Applicable

         WORLD WIRELESS COMMUNICATIONS, INC.

         Address of Principal Executive Office (Street and Number)

         5670 GREENWOOD PLAZA BOULEVARD., PENTHOUSE

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Greenwood Village, COLORADO 80111

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PART II -- RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                                                 [X] Yes  [ ] No

         (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         SEE PART III BELOW.

         (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                                                             N/A
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PART III -- NARRATIVE

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         State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         WORLD WIRELESS COMMUNICATIONS, INC. (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS UNAUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO THE ADDITIONAL RESPONSE TIME NEEDED BY THE COMPANY TO COMPLETE ITS REVIEW OF CERTAIN ITEMS IN CONNECTION WITH ITS OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001 PROMPTLY AFTER THE REVIEW OF SUCH INFORMATION.

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PART IV -- OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

   STEPHEN R. FIELD, ESQ.              (212)          681-0870
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          (Name)                    (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the

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registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       WORLD WIRELESS COMMUNICATIONS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date NOVEMBER 13, 2001                            By /s/ David D. Singer
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                                                  DAVID D. SINGER
                                                  PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

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ATTACHMENT TO FORM 12B-25 FILED BY WORLD WIRELESS COMMUNICATIONS, INC FOR THE
QUARTER ENDED SEPTEMBER 30, 2001.
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           The Registrant's sales for the three-month period ended September 30,
2001 totaled $262,455 compared to $376,885 during the three months ended September 30, 2000, or a decrease of $114,430 or 30.4%. The Registrant's sales for the nine month period ended September 30, 2001 totaled $863,315 compared to $1,343,125 during the nine month period ended September 30, 2000, or a decrease of $479,810 or 35.7%.

           It is anticipated that the Registrant will incur a net loss of $1,999,433 for the three-month period ended September 30, 2001, or a $0.06 loss per share, compared to net loss of $1,647,844 or a $0.05 loss per share, for the three months ended September 30, 2000. It is further anticipated that the Registrant will incur a net loss of $5,651,110 for the nine months ended September 30, 2001, or $0.18 loss per share, compared to a net loss of $3,030,064, or $0.11 loss per share, for the nine months ended September 30, 2000.